UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

DYCOM INDUSTRIES, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

0.75% CONVERTIBLE SENIOR NOTES DUE 2021

(Title of Class of Securities)

267475AB7

(CUSIP Number of Class of Securities)

Ryan F. Urness, Esq.
Vice President, General Counsel and Corporate Secretary
Dycom Industries, Inc.
11780 US Highway 1, Suite 600
Palm Beach Gardens, FL 33408
(561) 627-7171

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Lona Nallengara, Esq. Harald Halbhuber, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000 (Phone) (212) 848-7179 (Fax)

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$278,347,150	$36,129.46

(1)	Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes that all $292,997,000 aggregate principal amount of the issuer’s 0.75% Convertible Senior Notes due 2021 are purchased at the tender offer price of $950 per $1,000 principal amount of such Convertible Notes.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $38,100.00	Filing Party: Dycom Industries, Inc.
Form or Registration No.: Schedule TO	Date Filed: May 5, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 1 filed with the Securities and Exchange Commission on May 19, 2020 (this “Amendment”), amends and supplements the Tender Offer Statement filed on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) with the Securities and Exchange Commission on May 5, 2020 by Dycom Industries, Inc., a Florida corporation (the “Company”). The Schedule TO relates to the Company’s offer to purchase any and all of the outstanding 0.75% Convertible Senior Notes due 2021 of the Company, for cash in an amount equal to $950 per $1,000 principal amount of Convertible Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2020, a copy of which was previously filed as Exhibit (a)(1)(i) to the Schedule TO (the “Tender Offer”).

Only those items amended or supplemented are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase dated May 5, 2020 (the “Offer to Purchase”).

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On May 19, 2020, the Company issued a press release announcing its financial results for the quarter ended April 25, 2020. An excerpt of the press release containing the portion relating to the Tender Offer is included herein as Exhibit (a)(5)(ii). Additionally, on May 19, 2020, the Company made available materials to be discussed during the Company’s webcast and conference call related to the announcement of its financial results for the quarter ended April 25, 2020. An excerpt of such materials containing the portion relating to the Tender Offer is included herein as Exhibit (a)(5)(iii).

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit to the exhibit index:

Exhibit
Number	Description

(a)(5)(ii)	Excerpt of the Press Release, dated May 19, 2020.
(a)(5)(iii)	Excerpt of materials to be presented during the Company’s earnings call on May 19, 2020.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2020

DYCOM INDUSTRIES, INC.

By:	/s/ Ryan F. Urness
Ryan F. Urness
Vice President, General Counsel and Corporate Secretary

Item 12. Exhibit Index.

(a)(1)(i)	Offer to Purchase, dated May 5, 2020.*
(a)(5)(i)	Press Release, dated May 5, 2020.*
(a)(5)(ii)	Excerpt of the Press Release, dated May 19, 2020.
(a)(5)(iii)	Excerpt of materials to be presented during the Company’s earnings call on May 19, 2020.
(b)	None.
(d)(1)	Indenture, dated as of September 15, 2015, between Dycom Industries, Inc. and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(2)	Base Bond Hedge Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(3)	Base Bond Hedge Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(4)	Base Bond Hedge Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(5)	Additional Bond Hedge Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(6)	Additional Bond Hedge Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(7)	Additional Bond Hedge Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(8)	Base Warrant Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(9)	Base Warrant Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.8 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(10)	Base Warrant Confirmation, dated September 9, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.9 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(11)	Additional Warrant Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.10 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).

(d)(12)	Additional Warrant Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Bank of America, N.A. (filed as Exhibit 10.11 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(d)(13)	Additional Warrant Confirmation, dated September 10, 2015, between Dycom Industries, Inc. and Wells Fargo Bank, National Association (filed as Exhibit 10.12 to the Company’s Current Report on Form 8-K, filed on September 15, 2015, File No. 001-10613 and incorporated by reference).
(g)	None.
(h)	None.
*	Previously filed.